FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM REPORTS 2015 FINANCIAL AND OPERATING RESULTS

Toronto, Ontario, March 9, 2016 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reports financial results for the year ended December 31, 2015 and provides a corporate update.

“2015 was a pivotal year for Trillium with the successful advancement of TTI-621, our checkpoint inhibitor targeting CD47, into human clinical trials in patients with advanced hematologic malignancies and we look forward to provide an update on this trial by the end of this year,” commented Trillium’s Chief Executive Officer, Dr. Niclas Stiernholm. “Another important event that took place in 2015 was the release of our in vitro data demonstrating markedly low binding of TTI-621 to human red blood cells, which may be an important differentiation factor from other agents targeting CD47, such as monoclonal antibodies.”

2015 Highlights:

•	Filed our investigational new drug application with the FDA and initiated our multi-center, open-label Phase 1a/1b trial, evaluating TTI-621 as a single-agent in patients with relapsed or refractory hematologic malignancies. During the dose escalation phase set to enroll up to 36 subjects, we intend to characterize the safety, tolerability, pharmacokinetics and pharmacodynamics in order to determine the optimal dose for subsequent enrollment in the expansion phase. In the second part of the trial, we intend to explore the safety and preliminary antitumor activity of TTI-621 at the optimal dose identified in the escalation phase in 12–15 subjects per hematologic malignancy type, which includes indolent B-cell lymphoma, aggressive B-cell lymphoma, T-cell lymphoma, Hodgkin lymphoma, chronic lymphocytic leukemia, multiple myeloma, acute myeloid leukemia, and myelodysplastic syndrome.

•	Subsequent to the end of the year, Trillium acquired privately-held Fluorinov Pharma Inc. to gain an in-house proprietary fluorine-based chemistry platform and several preclinical oncology programs.

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Presented data from an expanded pool of human donors that conclusively demonstrated that TTI-621, which targets the CD47 “do not eat” signal, exhibits only minimal binding to human red blood cells (RBCs) despite their high expression of CD47. These data are in direct contrast to anti-CD47 monoclonal antibodies, which bind strongly to RBCs. Consequently, compared to antibodies TTI-621 may be less likely to induce anemia in patients, may result in improved pharmacological properties due to the avoidance of the antigen “sink” effect caused by RBCs, and may avoid interference with laboratory blood typing tests.

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Presented data at the Annual Meeting of the American Society of Hematology demonstrating that TTI-621 triggers macrophage-mediated phagocytosis of a broad range of human B cell tumors and was effective at controlling the growth of aggressive B cell lymphoma xenografts in mice.

•	Strengthened our research and drug development teams, including the appointment of Eric L. Sievers, MD, who joined us as Chief Medical Officer from Seattle Genetics.

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Completed an underwritten public offering of US$55 million in April providing funds enabling the clinical advancement and expansion of our TTI-621 program. Participating investors included several premier US healthcare funds.

2015 Financial Results:

Our cash increased to $86,770,542 at December 31, 2015 compared to $26,165,056 at December 31, 2014 due mainly to funds received in the April 2015 public offering, warrant exercises and foreign exchange gains, partially offset by cash used in operations.

Net loss for the year ended December 31, 2015 of $14,733,699 exceeded the loss of $12,881,820 for the comparable prior year due mainly to higher costs for our SIRPaFc development program including increased personnel costs.

For the year ended December 31, 2015, research and development costs increased over the comparable prior year as we completed IND-enabling toxicology studies, incurred manufacturing costs to supply our clinical trial, completed the IND submission and initiated the Phase I trial in 2015. Personnel costs were also higher in 2015 as we added staff to manage our expanded research and development activities.

General and administrative expenses for the year ended December 31, 2015 were higher than the comparable prior year due mainly to higher insurance expenses, Fluorinov acquisition costs, and personnel-related costs, partially offset by lower stock exchange filing fees.

Finance income for the year ended December 31, 2015 was higher than the comparable prior year due mainly to a net foreign currency gain of $6,106,703 due mainly to holding U.S. dollar denominated cash with a strengthening U.S. dollar.

Selected Consolidated Financial Information:

Consolidated Statements of Loss and Comprehensive Loss

	Year ended	Year ended
Amounts in Canadian dollars	December 31, 2015	December 31, 2014
Research and development expenses	18,050,091	10,595,808
General and administrative expenses	3,184,347	2,577,460
Net finance income	(6,510,241)	(291,448)
Net loss and comprehensive loss for the year	14,733,699	12,881,820
Basic and diluted loss per common share	(2.22)	(3.06)

Consolidated Statements of Financial Position

	As at	As at
Amounts in Canadian dollars	December 31, 2015	December 31, 2014
Cash	86,770,542	26,165,056
Total assets	90,039,468	28,186,032
Total equity	85,803,868	24,304,294

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program is a SIRPaFc antibody-like fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc (TTI-621) is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the Company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties including our belief that low binding of TTI-621 to human red blood cells may be an important differentiation factor from other agents targeting CD47, are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com